Investor Relations
Holcim
Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09




07027616

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9

Zürich, 25 October 2007

File N° 82-4093

SUPPL

Dear Sirs,

Please find enclosed:

- **Disclosure of shareholdings according to the Swiss Stock Exchange Act (1 page)**

With kind regards,

Gabriella Reiser

Gabriella Reiser

PROCESSED
OCT 31 2007
THOMSON
FINANCIAL

Encl.: mentioned

Corporate Communications



Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Phone +41 58 858 87 10
Fax +41 58 858 87 19

Media release

Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

Jona, October 23, 2007 – In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on October 19, 2007 that it holds for itself and for its subsidiaries (i.e. Capital Research and Management Company and Capital Guardian Trust Company, both at 333 South Hope Street, Los Angeles, CA, USA; Capital International Limited at 40 Grosvenor Place, London, UK; Capital International Inc. at 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA, USA; Capital International S.A. at 3 Place des Bergues, Geneva, Switzerland) 4.99 percent (as per April 4, 2006: 9.99 percent or 22,961,792 shares) of the voting rights and of the registered share capital of Holcim Ltd. This equals 13,173,185 registered shares and voting rights.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com

END